RATIO OF EARNINGS TO FIXED CHARGES                                                                                  EXHIBIT 12.2
( in thousands )                                                       Three months ended                 Six months ended
                                                                            June 30,                            June 30,
                                                                     1996             1995              1996             1995

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   52,673       $   49,851        $   89,042       $   92,485
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                             3,095            3,733             5,325            8,026

Earnings as defined                                              $   55,768       $   53,584        $   94,367       $  100,511

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $    2,224       $    2,829        $    3,637       $    6,182
Interest capitalized                                                    226               54               409               87
Portion of rental expense representative
     of the interest factor                                             871              904             1,688            1,844
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                40               40

Fixed charges as defined                                         $    3,341       $    3,807        $    5,774       $    8,153

RATIO OF EARNINGS TO FIXED CHARGES                                    16.69            14.08             16.34            12.33
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